UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)

International Bancshares Corporation

(Name of Issuer)

Common Stock, Par Value $1.00

(Title of Class of Securities)

459044 103

(CUSIP Number)

Cary Plotkin Kavy, Esq.
Cox & Smith Incorporated
112 E. Pecan Street, Suite 1800
San Antonio, Texas  78205
(210) 554-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459044 103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Estate of Alicia M. Sanchez, Deceased

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,120,688

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,120,688

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,120,688

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.18%

14.	Type of Reporting Person (See Instructions) 00 (Estate)

This Amendment No. 7 to Schedule 13D statement (the “Amended Statement”) relating to common stock, par value $1.00 per share, of International Bancshares Corporation is filed as an amendment to the original Schedule 13D, as amended, of the person reporting hereunder (the “Statement”) and should be read in conjunction therewith.  The Statement is amended only to the extent provided herein.

Item 1.	Security and Issuer

This Amended  Statement relates to the Common Stock, par value $1.00 per share (“Common Stock”), of International Bancshares Corporation, a Texas corporation (the “Issuer”).  The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

The address of the principal executive offices of the Issuer is 1200 San Bernardo Avenue, P. O. Drawer 1359, Laredo, Texas 78042-1359.

Item 2.	Identity and Background

(a)           This Amended Statement is being filed on behalf of the Estate (the “Estate”) of Alicia M. Sanchez (“Mrs. Sanchez”), deceased.  The executor of the Estate is Mr. Antonio R. Sanchez, Jr. (the “Executor”), son of Mrs. Sanchez.

(b) The address for the Estate and the Executor is P. O. Box 2986, Laredo, Texas 78044-2986.
(c) The Executor is employed by Sanchez Oil and Gas Corporation, whose address is P.O. Box 2986, Laredo, Texas 78044-2986.

(d)           During the last five (5) years, the Executor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) The Executor is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
No material changes.

Item 4.	Purpose of Transaction

On August 9, 2004, the Estate transferred, as a distribution pursuant to the will of Mrs. Sanchez, 820,000 shares of Common Stock from the Estate to the Alicia M. Sanchez Charitable Lead Annuity Trust (the “CLAT”).  The Executor also serves as the trustee of the CLAT.

The Executor has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of Common Stock held by the Estate.  The Executor has previously filed a Schedule 13D reflecting his beneficial ownership of the Common Stock, and, in connection with his appointment as executor of the Estate, has filed an amendment to his Schedule 13D to reflect his beneficial ownership of the shares of Common Stock held by the Estate.  As a result, in addition to the Estate’s reporting its beneficial ownership of the Common Stock pursuant to this Statement, the Executor will report the Estate’s beneficial ownership of Common Stock in his Schedule 13D for so long as he may be deemed to beneficially own the same.

A description of the Estate’s resulting beneficial ownership of the Common Stock, after giving effect to the foregoing, is set forth in Item 5 below.  The shares beneficially owned by the Estate are held for investment purposes.

Item 5.	Interest in Securities of the Issuer
The Estate beneficially owns 2,120,688 shares of Common Stock, representing 4.18% of the outstanding shares of Common Stock, all of which shares so beneficially owned are held directly by the Estate.
The Estate, through the powers vested in the Executor, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all of the above-described shares.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by the Estate.

The filing of this Statement shall not be construed as an admission that the Executor is the beneficial owner of any securities covered by this Statement.
The Estate ceased to be the beneficial owner of more than five percent of the Common Stock on or about August 9, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No Material Changes.

Item 7.	Material to Be Filed as Exhibits
None.

[Remainder of page intentionally left blank].

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2004
Date
/s/ ANTONIO R. SANCHEZ, JR.
Signature
Antonio R. Sanchez, Jr., Executor of the Estate of Alicia M. Sanchez, Deceased
Name/Title

ATTENTION:

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)